UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48-313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shearson Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7000 Palmetto Park Rd. Suite 306
(No. and Street)

Boca Raton	FL	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan 561-613-4727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jed Kaplan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shearson Financial Services, LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BONNIE BRENNER
Notary Public - State of Florida
Commission # GG 314819
My Comm. Expires Mar 21, 2023
Bonded through National Notary Assn.

_____ Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Shearson Financial Services, LLC

Statement of Financial Condition [with supplemental information as required by Rule 17a-5 of the Securities and Exchange Commission]

December 31, 2019

SHEARSON FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Member's
of **Shearson Financial Services, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Shearson Financial Services, LLC** as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Shearson Financial Services, LLC** as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Shearson Financial Services, LLC's** management. Our responsibility is to express an opinion on **Shearson Financial Services, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Shearson Financial Services, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information comprising of, Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Schedule of Aggregate Indebtedness, Statement on Exemption from the Computation of Reverse Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **Shearson Financial Services, LLC's** financial statements. The supplemental information is the responsibility of **Shearson Financial Services, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as **Shearson Financial Services, LLC's** auditor since November 2017.

Assurance Dimensions
Margate, Florida
February 28, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	242,482
Deposits with Clearing Organizarion		200,000
Receivable from Clearing Organization		65,521
Marketable Securities, at Fair Value		88
Property and Equipment,		
(Net of Accumulated Depreciation $262,859)		977
Right of use Asset - Lease		163,863
Deposits		11,500
TOTAL ASSETS	$	684,431

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and accrued liabilities	$	28,763
Commissions Payable		201,468
Lease Liability		156,551
TOTAL LIABILITIES		386,782
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		297,649
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	684,431

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Commissions	$	686,027
Commissions Income - 12B1		325,075
Net trading profits		3,888,813
Interest and dividends		4,618
TOTAL REVENUE		4,904,533
EXPENSES		
Clearing charges		129,382
Commissions to brokers		2,962,644
Salaries and related costs		306,094
Misc Expense		1,000
Loss on Disposal of assets		65,610
General and administrative expenses		777,510
TOTAL EXPENSES		4,242,240
Net income	$	662,293

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

		Total
Member's equity as of December 31, 2018	$	308,924
Member distributions		(673,568)
Net income		662,293
Member's equity as of December 31, 2019	$	297,649

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:

Net income	$	662,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,123
Loss from disposal of fixed assets		65,610
(Increase)decrease in operating assets:		
Marketable securities, at fair value		113
Receivable from clearing organization		(33,329)
Payable to brokers		65,000
Secured clearing organization loan borrowings, net		(4)
Right of Use asset		(7,312)
Accounts payable and accrued liabilities		(15,682)
Total Adjustments		77,519
Net cash provided by operating activities		739,812

Cash flows from Investing activities:

Purchase of Property and Equipment		(2,160)
Net cash used in investing activities		(2,160)

Cash flows from financing activities:

Member Distributions		(673,568)
Net cash used in financing activities		(673,568)

Net increase(decrease) in cash and cash equivalents	$	64,084
Cash and cash equivalents at beginning of year		178,398
Cash and cash equivalents at end of year	$	242,482
Supplemental disclosure - interest paid	$	6,511

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 6].

Securities owned, at fair value

Securities are valued at fair value. At December 31, 2019 The Company has $88 in securities owned.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

The Company has established a $1,000 asset capitalization policy. Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment.

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2016.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company earns revenue from full-service brokerage and trading.

All revenues are recorded in accordance with ASC 606, Revenue from contracts with customers, which is recognized when: All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. The Company provides the client with trade execution services and the customer will pay the trading fees imposed by the broker. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and custody services). Fees for trade execution are paid per trade. The fees noted our agreements are primarily variable based on assets under management and recognized at the time the service is provided.

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.   The hierarchy is summarized in the three broad levels listed below:

Level 1   -   quoted prices in active markets for identical investments

Level 2   -   other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   -   significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit losses (Topic 326) (*"ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2019. The Company is currently evaluating the potential impact of adopting this guidance on our financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 2.   RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears all of its transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $65,521.

NOTE 3.   FAIR VALUE MEASUREMENT

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2019:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ -	$ 88	$ -	$ 88

The carrying amount of those assets and all other assets and liabilities noted on the balance sheet are reflected at fair value due to the short-term nature of the liabilities.

NOTE 4.	COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 5.	LEASES

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2021. The monthly rent under the lease is $3,259. As a result of the adoption of the new lease accounting guidance, the Company recognized on December 31, 2019 (a) a lease liability of $156,551, which represents the present value of the remaining payments of $181,552, discounted using the Company's incremental borrowing rate of 6.75%, and (b) a right-of-use asset of $163,863.

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In March 2019, the Company extended its lease through May 2024. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2019 are as follows:

Year	Office Lease
2020	$ 39,885
2021	41,087
2022	42,319
2023	43,589
2024	14,672
Thereafter	-
Total lease payments	$ 181,552
Less: interest	25,001
Present Value of lease payments	156,551

Total rent expense including common area maintenance fees was $50,896 for the year ended December 31, 2019.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2019, the Company's "Net Capital" was $277,693 which exceeded the requirements by $177,693. The ratio of "Aggregate Indebtedness" to "Net Capital" was .86 to 1 at December 31, 2019.

NOTE 7. PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2019 are as follows:

Furniture and Fixtures	$ 187,741
Office Equipment	76,095
	263,836
Less accumulated depreciation	(262,859)
	$ 977

Depreciation expense was $3,123 for the year ended December 31, 2019.
In addition, there was a loss of $65,610 from disposal of Furniture and Fixture assets.

NOTE 8. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

NOTE 8.	**OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)**

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2019. The Company did not have any cash in excess of federally insured limits at December 31, 2019.

NOTE 9.	**SUBSEQUENT EVENTS**

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 28, 2020, and has determined that there are no material events that would require adjustment to or additional disclosure herein.



SUPPLEMENTARY INFORMATION

SHEARSON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2019

Computation of net capital:		
Members' equity	$	297,649
Less non-allowable assets:		
Property and equipment		(977)
Other assets		(11,500)
ROU Asset to excess of lease lability		(7,312)
Total debits		(19,789)
Less Other Deductions		0
Net capital before haircuts	$	277,860
Haircuts on security positions		167
Net capital	$	277,693
Minimum net capital required (6-2/3% of Aggregate Indebtness)		15,962
Minimum dollar net capital required		100,000
Net Capital Requirement (greater of above)	$	100,000
Excess net capital	$	177,693
Ratio of aggregate indebtedness to net capital		0.86
Net Capital, As reported in The Company's Part IIA		
Originally filed (Unaudited) FOCUS Report	$	284,484
Asset Adjustment		
Less		6,791
Net Capital per Perceding	$	277,693

SHEARSON FINANCIAL SERVICES, LLC
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2019

Ratio of aggregate indebtedness to net capital	$	0.86
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	28,763
Comissions payable		201,468
RBC Checking		9,164
Total aggregate indebtedness - total liabilities	$	239,395

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SHEARSON FINANCIAL SERVICES, LLC
EXEMPTION REPORT
DECEMBER 31, 2019

Shearson Financial Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17C.F.R. §240.15c3-3(k)(2)(ii), and the Company met the exemption provisions throughout the year ended December 31, 2019 without exception.

Shearson Financial Services, LLC.

Jed Kaplan
CEO

Date: 2/20/20.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To Management and Member's
of **Shearson Financial Services, LLC:**

We have reviewed management's statements, included in the accompanying **Shearson Financial Services, LLC**, in which (1) **Shearson Financial Services, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Shearson Financial Services, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) **Shearson Financial Services, LLC** stated that **Shearson Financial Services, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Shearson Financial Services, LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Shearson Financial Services, LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 28, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

19



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Management and Member's of **Shearson Financial Services, LLC:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by **Shearson Financial Services, LLC** and the SIPC, solely to assist you and SIPC in evaluating **Shearson Financial Services, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. **Shearson Financial Services, LLC's** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Shearson Financial Services, LLC's** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Shearson Financial Services, LLC** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 28, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com